UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

#1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  U

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

                  (Registrant)

Date: May 29, 2003                                                                                                                               By     "Jeannine PM Webb"

                                         Jeannine PM Webb, Chief Financial Officer

                                         and Corporate Secretary

QUARTERLY AND YEAR-END REPORT

BC FORM 51-901F

NAME OF ISSUER	CANADIAN EMPIRE EXPLORATION CORP.

FOR QUARTER ENDED	March 31, 2003

DATE OF REPORT	May 29, 2003

ISSUER ADDRESS	1205 - 675 WEST HASTINGS STREET

VANCOUVER, BC V6B 1N2

ISSUER TELEPHONE NUMBER	(604) 687-4951

ISSUER FAX NUMBER	(604) 687-4991

CONTACT PERSON	JOHN S. BROCK

CONTACT POSITION	PRESIDENT

CONTACT TELEPHONE NUMBER	(604) 687-4951

CONTACT EMAIL	jsbrock@badgerandco.com

ISSUER WEB SITE ADDRESS

CERTIFICATE

The three schedules require to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy or this Report will be provided to any shareholder who requests it.

John S. Brock	"John S. Brock"	May 29, 2003

NAME OF DIRECTOR	SIGNATURE	DATE SIGNED

R. E. Gordon Davis	"R. E. Gordon Davis"	May 29, 2003

NAME OF DIRECTOR	SIGNATURE	DATE SIGNED

CANADIAN EMPIRE EXPLORATION CORP.

INTERIM REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(UNAUDITED, PREPARED BY MANAGEMENT)

CANADIAN EMPIRE EXPLORATION CORP.

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2003 AND DECEMBER 31, 2002

(UNAUDITED, PREPARED BY MANAGEMENT)

			DECEMBER 31,
		MARCH 31, 2003	2002
		$	$

ASSETS
Current Assets
Cash and short-term investments		602,983	729,735
Accounts receivable		11,125	69,570

		614,108	799,305

Resource Assets		1,045,546	1,008,652

		1,659,654	1,807,957

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		121,612	155,584
Due to related party		-	30,623

		121,612	186,207

SHAREHOLDERS' EQUITY
Capital stock
Authorized - 250,000,000 common shares without par value
Issued		20,076,182	19,835,320

Special warrants		-	246,000

Contributed surplus		64,784	64,784

Deficit		(18,602,924)	(18,524,354)

		1,538,043	1,621,750

		1,659,654	1,807,957

Nature of operations and going concern (note 1)

Approved by the Directors

"John S. Brock"	"R. E. Gordon Davis"

John S. Brock	R. E. Gordon Davis

CANADIAN EMPIRE EXPLORATION CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(UNAUDITED, PREPARED BY MANAGEMENT)

		3 MONTHS
	3 MONTHS	ENDED
	ENDED MARCH	MARCH 31,
	31, 2003	2002
	$	$

Administration expenses
Bank charges	313	197
Consulting	-	6,250
Insurance	101	2,369
Legal and audit	3,777	9,922
Office operations and facilities	14,455	15,327
Salaries and wages	12,141	15,976
Transfer agent and stock exchange fees	5,116	5,669
Shareholder communication	14,506	1,174

	50,409	56,884

Other Expenses (income)
General exploration expenditures	30,569	-
Write-off of exploration expenditures	384	10,516
Write-off of mineral property expenditures	-	-
Interest income	(2,792)	(12)

	28,161	10,504

Loss (Income) for the period	78,570	67,388

Deficit - beginning of period	18,524,354	17,501,745

Deficit - end of period	18,602,924	17,569,133

Basic and diluted loss per common share	0.005	0.017

Weighted average number of common shares	15,841,086	3,919,420

CANADIAN EMPIRE EXPLORATION CORP.

CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(UNAUDITED, PREPARED BY MANAGEMENT)

		3 MONTHS
	3 MONTHS	ENDED
	ENDED MARCH	MARCH 31,
	31, 2003	2002
	$	$

Exploration and mineral property expenditures
during the period

Accommodation	513	706
Assays and geochemical analysis	166	-
Consulting	12,960	-
Depreciation	-	2,236
Drilling	2,053	-
Expediting	262	-
Field supplies	350	-
Maps, printing and drafting	291	1,152
Project management fees	6,112	745
Property acquisition and maintenance costs	250	-
Salaries and wages	44,555	7,255
Surveys	128	-
Transportation	208	194

Expenditures during the period	67,847	12,288

Balance - beginning of period	1,008,652	-

Less:
General exploration expenditures	30,569	-
Write-off of exploration expenditures	384	10,516
Write-off of mineral property expenditures	-	-

	30,953	10,516

Balance - end of period	1,045,546	1,772

CANADIAN EMPIRE EXPLORATION CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(UNAUDITED, PREPARED BY MANAGEMENT)

		3 MONTHS
	3 MONTHS	ENDED
	ENDED MARCH	MARCH 31,
	31, 2003	2002
	$	$

Cash flows from operating activities
Loss for the period	(78,570)	(67,388)
Write-off of exploration expenditures	384	10,516
Write-off of mineral property expenditures	-	-

	(78,186)	(56,872)

Changes in non-cash working capital items	(6,150)	25,758

	(84,336)	(31,114)

Cash flows from financing activities
Share issue costs	(5,137)	-

	(5,137)	-

Cash flows from investing activities
Property acquisition and maintenance costs	(250)	-
Deferred exploration expenditures (net of depreciation)	(37,029)	(10,053)

	(37,279)	(10,053)

Increase (decrease) in cash and short-term investments	(126,752)	(41,167)

Cash and short-term investments - beginning of period	729,735	54,237

Cash and short-term investments - end of period	602,983	13,070

CANADIAN EMPIRE EXPLORATION CORP.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(UNAUDITED, PREPARED BY MANAGEMENT)

1- Nature of operations and going concern

The company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The company's ability to continue as a going concern is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this, there is sbstantial doubt about the ability of the company to continue as a going concern. These financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern. Such adjustments could be material.

2 - Basis of presentation

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements of the company and should be read in conjunction therewith.

3 - Stock options

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensatoin expense will be recorded if the exercise price of the share options were granted at market. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $225,000 on an after-tax basis pursuant to the share options issued in the current quarter. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Net loss
As reported	78,570
Compensation expense, net of taxes	225,000

Pro forma	303,570

Basic and diluted loss per common share
As reported	0.005
Pro forma	0.019

CANADIAN EMPIRE EXPLORATION CORP.

SCHEDULE B

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(UNAUDITED, PREPARED BY MANAGEMENT)

1) Analysis of Expenses and Deferred Costs

Administrative Expenses

With respect to the Administrative Expenses of the Company, see the attached Financial Statements.

Summary of Resource Assets

At March 31, 2003, the Company had resource assets as follows:

	Property costs	Exploration costs	Total

Hemlo West	-	280,138	280,138
Amos	7,959	328,020	335,979
Meridian	-	-	-
Yukon Olympic	60,550	199,481	260,031
Big Bulk	-	141,585	141,585
VMS	23,000	4,812	27,812

	91,509	954,037	1,045,546

Deferred Exploration and Mineral Property Expenditures by Property

For the period January 1 to March 31, 2003

	Hemlo West	Amos	Meridian	Yukon Olympic	Big Bulk	VMS	General	Total

Balance - beginning of period	276,195	333,025	-	242,340	131,617	25,476	-	1,008,652
	276,195	333,025	-	242,340	131,617	25,476	-	1,008,652

Accommodation	-	-	-	291	77	-	145	513
Assays and geochemical
analysis	-	-	-	166	-	-	-	166
Consulting	-	-	-	1,620	2,700	1,080	7,560	12,960
Depreciation	-	-	-	-	-	-	-	-
Drilling	2,053	-	-	-	-	-	-	2,053
Expediting	41	1	51	170	-	-	-	262
Field supplies	-	-	-	350	-	-	-	350
Fuel	-	-	-	-	-	-	-	-
Maps, printing and drafting	-	-	-	228	32	-	31	291
Project management fees	355	263	34	1,593	894	210	2,764	6,112
Property acquisition and
maintenance costs	-	-	-	250	-	-	-	250
Salaries and wages	1,495	2,691	299	12,846	6,231	1,046	19,947	44,555
Surveys	-	-	-	128	-	-	-	128
Transportation	-	-	-	51	35	-	122	208
Trenching	-	-	-	-	-	-	-	-
	3,943	2,954	384	17,692	9,968	2,337	30,569	67,847

Write-offs			(384)				(30,569)	(30,953)

Balance	280,138	335,979	-	260,031	141,585	27,812	-	1,045,546

2) Related Party Transactions

During the year-to-date period ended March 31, 2003, the Company entered into the following related party transactions: $20,917 for cost of operations and administration to companies controlled by directors $36,488 for fees for professional services to companies controlled by directors $21,354 for exploration services and project management fees to companies controlled by directors

CANADIAN EMPIRE EXPLORATION CORP.

SCHEDULE B

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(UNAUDITED, PREPARED BY MANAGEMENT)

3) Securities Issued and Options Granted

a) Securities Issued

During the year-to-date period ended March 31, 2003, the Company issued common shares as follows:

In connection with the Teck Cominco Agreement, the Company issued 820,000 special warrants for no further consideration.

Each special warrant allows for the purchase of 820,000 units until October 16, 2003, for no further consideration, into one share and one underlying warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant.

b) Options Granted

During the year-to-date period ended March 31, 2003 the Company granted options as follows:

	Date of Option	Expiry Date	$	/Share	# of Shares

John S Brock	Jan 3/03	Jan 3/08		0.15	560,000
Wayne J. Roberts	Jan 3/03	Jan 3/08		0.15	430,000
Jeannine P. M. Webb	Jan 3/03	Jan 3/08		0.15	200,000
R. E. Gordon Davis	Jan 3/03	Jan 3/08		0.15	75,000
Lawrence page	Jan 3/03	Jan 3/08		0.15	75,000
C. Douglas Proctor	Jan 3/03	Jan 3/08		0.15	75,000
Brian Thurston	Jan 3/03	Jan 3/08		0.15	50,000
George Norman	Jan 3/03	Jan 3/08		0.15	50,000
Susie Rivera	Jan 3/03	Jan 3/08		0.15	25,000
Terri Goglin	Jan 3/03	Jan 3/08		0.15	40,000

					1,580,000

4) Share Capital

a) Authorized and Issued

Common shares without par value - authorized 250,000,000

Common shares without par value - issued and outstanding 11,409,420

b)	Outstanding Stock Options
		Date of Option	Expiry Date	$	/Share	# of Shares

	John S Brock	Jan 3/03	Jan 3/08		0.15	560,000
	Wayne J. Roberts	Jan 3/03	Jan 3/08		0.15	430,000
	Jeannine P. M. Webb	Jan 3/03	Jan 3/08		0.15	200,000
	R. E. Gordon Davis	Jan 3/03	Jan 3/08		0.15	75,000
	Lawrence page	Jan 3/03	Jan 3/08		0.15	75,000
	C. Douglas Proctor	Jan 3/03	Jan 3/08		0.15	75,000
	Brian Thurston	Jan 3/03	Jan 3/08		0.15	50,000
	George Norman	Jan 3/03	Jan 3/08		0.15	50,000
	Susie Rivera	Jan 3/03	Jan 3/08		0.15	25,000
	Terri Goglin	Jan 3/03	Jan 3/08		0.15	40,000

						1,580,000

c)	Outstanding Warrants
		Expiry Date	# Warrants	# Shares	$	/Share

	agreement	Dec 20/03	7,570	7,570		$0.09
	Private placement - May/02	May 22/03	1,500,000	1,500,000		$0.15
	Short Form Offering
	Document - June/02	June 18/03	6,750,000	3,375,000		$0.35
	Document - June/02 - agents
	warrants	June 18/03	1,080,000	1,080,000		$0.35
	Private placement - May/02	Dec 20/03	258,333	258,333		$0.12
	Private placement - May/02	Dec 30/03	20,000	20,000		$0.12
	Yukon Olympic farm-out	Sept 20/04	200,000	200,000		$0.20
	VMS farm-out	Oct 22/04	100,000	100,000		$0.20

			9,915,903	6,540,903

d) Convertible Securities

Nil

e) Escrowed and Pooled Shares

Nil

5) Directors and Officers of the Company

John S. Brock, Director, Chief Executive Officer and President	West Vancouver, BC
Lawrence Page, QC, Director	West Vancouver, BC
R. E. Gordon Davis, Director	Vancouver, BC
Douglas Proctor, Director	Vancouver, BC
Wayne J. Roberts, Director and V-Pres. Exploration	Coquitlam, BC
Jeannine P.M. Webb, CFO and Secretary	Burnaby, BC

CANADIAN EMPIRE EXPLORATION CORP.

SCHEDULE C - MANAGEMENT DISCUSSION MARCH 31, 2003

DESCRIPTION OF BUSINESS

Canadian Empire Exploration Corp. (the "Company") is engaged in the acquisition and exploration of mineral resource properties.  The Company currently holds interests in properties located in Canada.

FOR THE PERIOD JANUARY 1 TO MARCH 31, 2003 (FIRST QUARTER)

Operations and Financial Condition

During the Quarter, the Company issued 820,000 Special Warrants in connection with the Teck Cominco Agreement.  Each Special Warrant allows for the purchase of one unit convertible until October 16, 2003 and for no additional consideration, into one share and one underlying warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant.  The Company also granted stock options to directors and employees allowing for the purchase of up to 1,580,000 shares at a price of $0.15 per share until January 3, 2008.

During the Quarter, the Company was charged, by a company controlled by a director of the Company, approximately $20,917 for cost of operations and administration, approximately $36,488 for professional services and approximately $21,354 for exploration services and project management fees provided.  During the Quarter, the Company expensed approximately $50,409 for general administrative expenses and approximately $67,847 for general exploration and mineral property expenses.

At March 31, 2003, the Company had no investor relations arrangements or contracts other than those described below (see Investor Relations), was not in breach of corporate, securities or other laws, or in breach of its listings agreement with the Exchange.  To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Financial Statements of March 31, 2003.  There were no management changes or special resolutions passed by shareholders during the quarter.

Investor Relations

During the Quarter, the Company engaged the services of Blaine Monaghan ("Monaghan") as Manager, Investor Relations.  Monaghan is an employee of Badger and Co. Management Corp., which provides exploration management services and corporate administrative services to the Company.  Monaghan's engagement with the Company is in consideration of reimbursement to Badger of his time allotted to the Company and the granting of a stock option. The stock option is proposed to be granted during the Second Quarter.

Investor relations activity during the Quarter consisted of management response to shareholder and brokerage community inquiries.  During the Quarter, 2 press releases were issued and an additional press release subsequent to the end of the Quarter.  Investor relations expenditures incurred during the Quarter were approximately $14,506.

Mineral Exploration Activities

During 2003, the Company plans to continue to work with Teck Cominco Limited ("Teck Cominco") in the acquisition of Canadian exploration projects with drill targets indicating large metal systems.  Badger and Co. Management Corp., whose principals bring over 30 years of exploration experience to the Company, will continue to provide management. Teck Cominco reserves the right at pre-feasibility to back into property interests ranging from 51% to 60.8% by spending 200% of the Company's prior exploration expenditures and completing final feasibility.

During the First Quarter, the Company announced plans for drilling at the Yukon Olympic property in the Yukon and the Big Bulk-VMS properties in the Eskay-Kitsault area of British Columbia.  Drilling is also contemplated at Hemlo West in Ontario's Hemlo Gold Camp.  In addition, two drill-reading projects are being considered for acquisition.

Project Review 2003

BIG BULK - VMS

The Big Bulk-VMS Property consisting of 370 claim units covers over 25 kilometres of host rocks prospective for both copper-gold and VMS style silver-zinc-lead mineralization.  The project is located in the South Eskay - Kitsault area in northwestern British Columbia.

The 25 kilometre-long Big Bulk-VMS property covers two major targets.  One target consists of a gold enriched copper porphyry system.  The second target is an elongated belt of felsic volcanic rocks hosting VMS style silver, zinc and lead mineralization bearing a metal signature similar to Eskay Creek.  Historic exploration followed by preliminary fieldwork by the Company during 2002 has defined drill-ready targets for a 2003 drill program.  The Company has an option to acquire an 80% interest in the Big Bulk-VMS Property, subject to 'back-in' rights by Teck Cominco.

Big Bulk Target

The Big Bulk target consists of a large complex multiphase porphyry system with good potential for both bulk tonnage copper-gold mineralization and high-grade gold zones.

A large 1.0 kilometre by 2.0 kilometre alteration and copper-gold stringer system is associated with a 6-square kilometre intrusive complex.  Five copper-gold zones are associated with a chlorite-sericite-pyrite alteration envelope surrounding a potassic core within the intrusive rocks.  Much of the prior work has been directed to the surrounding envelope with surface values to 0.90% copper and 0.80 g/t gold over 90 metres.  A grab sample from a peripheral high-grade gold vein assays 19.5 g/t gold and 1.3% copper.  Geophysical and geochemical surveys previously conducted over 20 percent of the mineralizing system have outlined open-ended targets that have not seen prior drill testing.  The recently recognized potassic core remains untested and is the priority drill target for high-grade copper-gold mineralization.  Copper-gold grades suggest that Big Bulk holds discovery potential for one of British Columbia's higher-grade copper-gold porphyry deposits.

VMS Targets

The extensive VMS style mineralization and alteration has been traced over 8 kilometres.  Mineralization has a consistent metal signature and is an analogue to an Eskay Type VMS environment over an impressive aerial extent.

Recent work has recognized the presence of a north-south trending belt of Jurassic age felsic volcanics along with mixed sediments over a length of 8 kilometres that host 10 prospects of stratabound silver-rich base metal mineralization.  With an antimony, mercury and arsenic overprint, the mineralization has a similar metal signature to the Eskay deposit.  Preliminary grab sampling has yielded values of 1,125 g/t silver and 7.4% zinc-lead over 5 metres.  Many of the prospects have stratabound sulphide bands varying in thickness to 1.5 metres with 0.4 metre zone grading of 2.0 g/t gold, 3,280 g/t silver, 17.6% zinc, 6.4% lead and 0.3% copper.

A second parallel zone to the east, untested by drilling, hosts two prospects with bands of sulphides and barite reaching 3 metres in thickness.  Surface samples of quartz veins assay to 6.6% copper, 1.3% zinc and 170 g/t silver.  Several large gossans and associated base and precious metals mineralization warrant prospecting and mapping prior to drilling.

YUKON OLYMPIC

The 20 kilometre-long Yukon Olympic Property consists of 389 claims (8,300 ha) and straddles the Dempster Highway approximately 130 km north of Dawson City, Yukon.

The exploration target at Yukon Olympic is an iron oxide copper gold ("IOCG") system similar to the world class Olympic Dam deposit in Australia which hosts 2 billion tonnes grading 1.6% copper, 0.6 g/t gold and 3.5 g/t silver.  A geologic setting comparable to Olympic Dam is present at Yukon Olympic where host rocks are of the same age and copper-bearing hematitic breccia and rock alteration is of similar geologic character.

A regional gravity survey had delineated a strong 2.0 milligal gravity anomaly at Yukon Olympic over a length of 8.0 kilometres and a width of 1.0 kilometre.  The gravity anomaly is proximal to a magnetic anomaly.   A 6 kilometre length of intermittently exposed copper-bearing hematitic breccia was discovered in Spectacular Creek near the eastern end of the geophysical anomalies.  In keeping with the Olympic Dam model, the gravity anomaly is interpreted to reflect IOCG style mineralization with the flanking magnetic anomaly interpreted to reflect magnetite-bearing intrusive rocks related to a mineralizing system at depth.

Hematitic breccias are exposed at several locations within the Yukon Olympic property, the largest exposure measures approximately 1.5 by 1.0 kilometre within the Spectacular Creek valley.  The breccias occur within the Proterozoic shale and siltstones just below an unconformity with overlying carbonate rocks.  Although the breccia bodies have not been systematically or adequately sampled, grab rock samples have shown that the breccias are locally enriched in copper, cobalt, fluorite, rare earth elements and barium, with local minor gold enrichment.  Chalcopyrite, malachite and bornite mineralization have been observed within the breccias and relative intrusive rocks throughout the property.  Grab samples have returned values up to 0.9% copper.

The Company attempted two drill holes during late 2002 into a road accessible area on the periphery of the target without success.  The 2002 program was terminated by winter conditions.  The extensive Yukon Olympic gravity anomaly (8-kilometres long by 1-kilometre wide) remains intact for discovery of an Olympic Dam type deposit and represents a priority target for drill testing.  Detailed geophysical-geochemical surveys, including detailed gravity/IP surveys and a mobile metal (MMI) geochemical survey, are planned during 2003, followed by 1500 metres of drilling budgeted at $500,000.  This work is expected to target areas of copper-gold mineralization within a broad zone of iron-oxide and carbonate alteration.

The Company has the option to earn a 51% interest in the project from Copper Ridge Exploration Inc. subject to future back-in rights of Teck Cominco.

HEMLO WEST

In 2002, seven drill holes were completed at the Hemlo West property, located in the western portion of Ontario's Hemlo Gold Camp, to test continuity of gold mineralization in a 1200 metre by 300 metre section of the Hemlo-Heron Bay Shear. Last year's drilling was directed to testing extension of prior drilling that intersected 9.3 g/t gold and 184.4 g/t silver over 7.3 metres.  Most of the holes intersected alteration, sulphides, quart veining and some gold values characteristic of the Hemlo Camp host rocks. Continued drilling is recommended but will be contingent on budget allocation in view of other Canadian Empire drilling commitments.

AMOS

Six gold-enriched massive sulphide VMS targets were drill tested during 2002 at the Amos Project, located near Amos, Quebec. Drill results did not meet expectations. Teck Cominco has proposed geophysical surveys be completed in 2003 on additional claims acquired at the completion of the 2002 drilling program.

Subsequent Events

There were no events subsequent to March 31, 2003.

Financings, Principal Purpose and Milestones

During the Quarter, the Company issued 820,000 Special Warrants in connection with the Teck Cominco Agreement.  Each Special Warrant allows for the purchase of one unit convertible until October 16, 2003 and for no additional consideration, into one share and one underlying warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant.  The Company also granted stock options to directors and employees allowing for the purchase of up to 1,580,000 shares at a price of $0.15 per share until January 3, 2008.

Liquidity and Solvency

At March 31, 2003, the Company had cash and cash equivalents of approximately $602,983 and working capital of approximately $492,496.

The Company's ability to continue as a going concern is dependent on its ability to secure additional financing, while it has been successful is doing so in the past, there can be no assurance it will be able to do so in the future.  In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

CERTIFICATION

I, John S. Brock, certify that:

1.

I have reviewed the Quarterly Report of Canadian Empire Exploration Corp. for the period ending March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report");

2.

Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report (the "Evaluation Date"); and

(c)

presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or other persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"John S. Brock"

John S. Brock,
Chief Executive Officer

May 29, 2003

CERTIFICATION

I, Jeannine P. M. Webb, certify that:

1.

I have reviewed the Quarterly Report of Canadian Empire Exploration Corp. for the period ending March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report");

2.

Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report (the "Evaluation Date"); and

(c)

presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or other persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"Jeannine P. M. Webb"

Jeannine P. M. Webb,

Chief Financial Officer
May 29, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. 1350,
AS ADOPTED PURSUANT TO
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Canadian Empire Exploration Corp. ("Company") on Form 6K for the period ending March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John S. Brock , as Chief Executive Officer and Jeannine P. M. Webb as Chief Financial Officer of the Company, pursuant to 18 U.S.C.  1350, as adopted pursuant to  906 of the Sarbanes-Oxley Act of 2002, hereby certify, to the best of their respective knowledge, that:

(1) The Report fully complies with the requirements of  13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

"John S. Brock"

John S. Brock,
Chief Executive Officer

May 29, 2003

"Jeannine P. M. Webb"

Jeannine P. M. Webb,

Chief Financial Officer
May 29, 2003

This certification accompanies this Report pursuant to 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.